Unicycive Therapeutics, Inc.

1975 W. El Camino Real, Suite 204

Mountain View, CA 94040

June 11, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Unicycive Therapeutics, Inc. Registration Statement on Form S-3

Filed June 5, 2026

File No. 333-296545

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Unicycive Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Monday, June 15, 2026, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Greg Carney of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

UNICYCIVE THERAPEUTICS, INC.

By:	/s/ Shalabh Gupta
Name:	Shalabh Gupta
Title:	Chief Executive Officer

cc: Greg Carney, Sheppard Mullin Richter & Hampton LLP